Exhibit 12.1

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN MILLIONS, EXCEPT RATIOS)

	January 1, 1999 through August 3, 1999	August 4, 1999 through December 31, 1999	Year ended December 31,				Quarter ended April 2, 2004
			2000	2001	2002	2003
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$103.3	$46.7	$113.4	$(368.8)	$(129.6)	$(136.3)	$(44.9)

FIXED CHARGES
Interest expense and amortization of debt discount and issuance costs	7.3	57.1	137.1	143.6	152.5	151.1	34.3
One-third of rental expense	1.3	2.3	4.3	3.7	4.1	4.4	1.5

Total Fixed Charges	8.6	59.4	141.4	147.3	156.6	155.5	35.8

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$111.9	$106.1	$254.8	$(221.5)	$27.0	$19.2	$(9.1)

Ratio of Earnings to Fixed Charges	13.0	1.8	1.8	—	—	—	—

We have calculated our ratio of earnings to fixed charges as earnings, which the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges, divided by fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component. The deficiencies for the quarter ended April 2, 2004 and for the years ended December 31, 2003, 2002 and 2001 were $44.9 million and $136.3 million, $129.6 million and $368.8 million, respectively.